March 18, 2025

Steven McClurg
Chief Executive Officer
Canary HBAR ETF
c/o Canary Capital Group LLC
1131 4th Avenue S #230
Nashville, TN 37210

       Re: Canary HBAR ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 21, 2025
           File No. 333-283135
Dear Steven McClurg:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
2. Please disclose whether and to what extent the Trust has plans to stake its HBAR.
Table of Contents, page i

3. Please revise the Table of Contents to include a specific reference to the Risk Factors section. Please refer to Item 502(a) of Regulation S-K. In addition, please revise to include a "Risk Factors" heading at the beginning of the Risk Factors section.
 March 18, 2025
Page 2
Prospectus Summary, page 1

4.     Please revise your prospectus summary to disclose, if true, that:

             The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of HBAR; and
             The amount of HBAR represented by a Share will decline over time due to the transfer of the Trust's HBAR to pay the Sponsor Fee and other liabilities, regardless of whether the trading prices of Shares rise or fall. In this regard, we note your disclosure on page 41 that the amount of HBAR represented by the
           Shares will decline over time.
Overview of the Trust, page 1

5. We note your disclosure that "Except in limited circumstances, Shareholders will have no voting rights under the Trust Agreement." Please revise your disclosure to disclose the "limited circumstances" under which shareholders have voting rights under the
       Trust Agreement.
HBAR and the Hedera Network, page 2

6. We note your disclosure that the Hedera Network was built on the hashgraph distributed consensus algorithm, invented by Dr. Leemon Baird and subsequently patented by Swirlds, Inc. Please revise to disclose the connection between Dr.
       Leemon Baird and Swirlds, Inc. as well as the involvement of Mance
Harmon.
7. Please revise to provide additional disclosure about the nature and number of decentralized applications developed on the network as well as active developers. To the extent there is a risk that the ecosystem will not attract more developers, users, and applications, please consider disclosing this risk and its impacts. Custody of the Trust's Assets, page 7

8. We note your disclosure that the "Custodians provide insured safekeeping of digital assets." Please revise your disclosure to clarify the extent to which the Custodians provide insurance. In this regard, we note that the insurance policies held by Coinbase
       Custodian and BitGo are shared among all their clients and are not specific to the
       Trust or to customers holding HBAR.
Plan of Distribution, page 8

9. We note your disclosure here and similar disclosure on page 37 that the Trust will only facilitate the creation and redemption of shares in exchange for cash and that if the Trust were to create or redeem shares in exchange for HBAR, the Trust would first need to seek certain regulatory approvals. Please revise your disclosure as appropriate to reconcile these statements with your disclosure elsewhere that creation and redemption orders may be denominated and settled in an amount of HBAR or cash.
HBAR, HBAR Markets and Regulation of HBAR
Hashgraph Distributed Consensus, page 10

10. Please expand your disclosure regarding the hashgraph distributed consensus
 March 18, 2025
Page 3

       algorithm, including by disclosing:
           The number of consensus nodes in the Hedera Network;
           That all consensus nodes are operated by the Hedera Council;
           The rewards provided to each category of network participant for their contributions to or participation on the Hedera Network;
           The fees involved in executing a transaction on the Hedera Network and how they are calculated; and
           How staking works on the Hedera Network.
Hedera Governing Council, page 11

11.    Please address the following regarding the Hedera Governing Council:
           Please disclose the number of global organizations that make up the Hedera
           Council as well as the identities of the material global organizations that make up the Hedera Council. Please also disclose existing and potential conflicts of interest that could arise due to the identity of the members of the Hedera Council, and provide risk factor disclosure, to the extent appropriate.
           Please expand your disclosure to provide additional detail about the governance mechanism of the Hedera Council, including a description of the board of directors, committees, and the officers of the organization, and provide more specific risk factor disclosure regarding the decision-making concentration on the
           Hedera Network.
           We note your disclosure that Hedera Council membership does not confer any economic interest in Hedera. Please revise to clarify whether there are any economic incentives for Hedera Council membership, including the rewards from hosting and maintaining a node on the Hedera Network.
Hedera's "HBAR" Cryptocurrency, page 12

12. Please expand your disclosure regarding HBAR to address the vesting schedule of
       HBAR and the percentage allocation of HBAR among various parties or purposes in the Hedera Network.
Risk Factors, page 17

13. Please revise your Risk Factor disclosure to provide your internal policies and procedures for analyzing whether HBAR is offered and sold as a "security" within the meaning of Section 2(a)(1) of the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.
Risks Associated with Investing in the Trust, page 35

14. We note your disclosure on page 85 regarding the exclusive jurisdiction provision. Please add a risk factor regarding the exclusive forum provision, clearly
       describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability. Please also disclose that Shareholders cannot waive compliance
 March 18, 2025
Page 4

       with the federal securities laws and the rules and regulations thereunder.
15. Please address the risk that cash creations and redemptions may impact the efficiency of the arbitrage mechanism compared to in-kind creations and redemptions.
The Custodians and Cash Custodian could become insolvent, page 39

16. We note that "the Trust assets will be commingled with assets of the Custodians' other customers in an omnibus account." We also note your disclosure on page 65 that the
       "Trust   s HBAR held in the cold storage by the Custodians are held in segregated
       wallets and therefore are not commingled with the Custodians    or other
customer
       assets." Please revise your disclosure to reconcile this discrepancy. The Trust and HBAR Prices
The Pricing Benchmark, page 54

17. We note your disclosure that the Benchmark Provider and the Sponsor have entered into an Index License Agreement. When available, please disclose the material terms of the agreement, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement.
18. Please revise your disclosure to provide a materially complete description of the benchmark methodology. Please also address the following in your disclosure regarding the benchmark:
           Include a brief description of each Constituent Exchange, including where they are located and how they are licensed or regulated;
           Include a table with market share and volume information for each constituent platform used to calculate the HBAR price;
           Explain how the identified constituent platforms are selected; and Describe the impact that adjustments that may be made to the Index could have on
           the NAV of the Trust.
Additional Information About the Trust
Amendments, page 62

19. Please revise to disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement. In addition, and to the extent accurate, please include risk factor disclosure that the Sponsor may in its sole discretion and without Shareholder consent amend or otherwise supplement the Trust Agreement.
The Trust's Service Providers, page 62

20. Once you have entered into material agreements with the Trust's service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.
21. Please revise your disclosure to discuss the Sponsor's experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.
 March 18, 2025
Page 5
HBAR Trading Counterparties, page 64

22.    Please revise to:
           Describe the approval process of the HBAR Trading Counterparties, including any specific criteria for engagement as a HBAR Trading Counterparty, such as whether the HBAR Trading Counterparty may be an affiliate of the Trust and/or
           Sponsor; and
           Disclose the material terms of any agreement you have with the HBAR Trading
           Counterparty, including whether and to what extent there will be any contractual obligations on the part of the HBAR Trading Counterparty to participate in cash orders for creations or redemptions.
Custody of the Trust's Assets, page 65

23. We note that "the Sponsor may, in its sole discretion, add or terminate Custodians at
       any time," or "change the custodians for the Trust   s HBAR holdings,
but it will have
       no obligation to do so or to seek any particular terms for the Trust from other such custodians." Please revise to clarify how and when the Sponsor will notify investors of any such decisions.
Custody with the Coinbase Custodian, page 66

24.    Please revise to disclose the term and termination provisions of the
Coinbase
       Custodial Services Agreement.
25.    You state that the Coinbase Custodian   s maximum liability limit for
each cold storage
       address is $100 million. Please revise to disclose whether or not your agreement with the Coinbase Custodian limits the size of each storage address to $100 million.
Liability and Indemnification
Custodians, page 82

26. We note your disclosure that the Custodians have limited liability even in the event of
       fraud. Your disclosure on page 66 states that the Coinbase Custodian   s
liability is
       subject to certain limitations "other than with respect to claims and losses arising from fraud or willful misconduct." Please revise to reconcile any discrepancies, clarifying whether BitGo's liability is limited even in the event of fraud.

        Please contact Mark Brunhofer at 202-551-3638 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Morrison C. Warren, Esq.